Mail Stop 4561

June 19, 2006

Mr. Marc Sherman
Chief Executive Officer and President
QSGI, Inc. (Formerly WindsorTech, Inc.)
70 Lake Drive
Hightstown, NJ   08520

> **Re: QSGI, Inc. (Formerly WindsorTech, Inc.)**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 001-32620**

Dear Mr. Sherman:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief